21004933

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden Hours per response	12.00

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 8-47248

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YYY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

500 BOYLSTON STREET

(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MILLER 617-423-4700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, MICHAEL MILLER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONUMENT GROUP, INC. , as of SEPTEMBER 30 , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Michael C. Miller
Signature

TREASURER
Title

Jennifer Coppinger
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONUMENT GROUP, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Monument Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Monument Group, Inc. as of September 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Monument Group, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monument Group, Inc.'s management. Our responsibility is to express an opinion on Monument Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monument Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Monument Group, Inc.'s financial statements. The supplemental information is the responsibility of Monument Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Monument Group, Inc.'s auditor since 2009.

Norwood, Massachusetts

November 16, 2021

MONUMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

Cash	$ 321,646
Placement and consulting fees receivable	95,899
Other assets	4,137
	$ 421,682

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ -
Stockholders' equity:	
Common stock, .01 par value, authorized 7,500 shares 7,500 shares issued and outstanding	75
Additional paid-in capital	1,779,436
Accumulated deficit	(1,357,829)
Total stockholders' equity	421,682
	$ 421,682

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2021

Revenues:	
Private placement fees	$ 26,225,868
Miscellaneous income	40,023
Investment income	3,535
	26,269,426
Expenses:	
Management fees	21,701,525
Commissions	4,563,100
Other expenses	177,204
	26,441,829
Net loss	$ (172,403)

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at October 1, 2020	$ 75	$ 1,532,364	$ (1,185,426)	$ 347,013
Net loss	-	-	(172,403)	(172,403)
Shareholder contributions	-	247,072	-	247,072
Balance at September 30, 2021	$ 75	$ 1,779,436	$ (1,357,829)	$ 421,682

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Cash flows from operating activities:	
Net loss	$ (172,403)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Placement and consulting fees receivable	1,148
Other assets	(205)
Increase (Decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(42,357)
Total adjustments	(41,414)
Net cash used by operating activities	(213,817)
Cash flows from investing activities	
None	-
Cash flows provided by financing activities	
Increase in additional paid-in capital	247,072
Increase in cash	33,255
Cash at beginning of the period	288,391
Cash at end of the period	$ 321,646
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 966

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company began operations July 15, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is engaged principally in the placement of private securities with institutional investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue From Contracts With Customers

Revenue from contracts with customers are composed of private placement fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual agreement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in private placement fees. In certain instances, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At September 30, 2021, there were no advances to the Company.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect. Management provides for probable uncollectable amounts through a charge to earnings and a credit to an allowance based on the assessment of the current status of individual accounts. At September 30, 2021 management feels that all receivables are collectable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company and its stockholders have elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, in lieu of federal and state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATION OF CREDIT RISK

During the year, the Company, maintained cash accounts at various financial institutions in bank deposits which at times exceeded the federally-insured limit of $250,000. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk regarding its cash balances

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from a related company, Monument Group, LP (M.G., LP). The related party charged $21,701,525 for these services for the year ending September 30, 2021. Since the Company has common ownership with M.G., LP, operating results could vary significantly from those that would be obtained if the entities were autonomous. The Company did not owe any monies to this related entity at September 30, 2021.

NOTE 5 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $321,646 which was $316,646 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2021

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 16, 2021, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

MONUMENT GROUP, INC.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2021

SCHEDULE I

MONUMENT GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2021

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ -	
NET CAPITAL:		
Common stock		$ 75
Additional paid-in capital		1,779,436
Accumulated deficit		(1,357,829)
		421,682
ADJUSTMENTS TO NET CAPITAL:		
Placement and consulting fees receivable		(95,899)
Other assets		(4,137)
Haircuts		-
Net capital, as defined		$ 321,646
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 316,646
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 321,646
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 321,646

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited FORM X-17A-5 as of September 30, 2021.

SCHEDULE II

MONUMENT GROUP, INC.

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2021

Monument Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Monument Group, Inc.

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Monument Group, Inc. identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Monument Group, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to receiving transaction-based compensation for identifying private placements for clients. Monument Group, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions or subscription way basis where the funds are payable to the issuer or its agent. Monument Group, Inc. did not carry accounts of or for customers, nor carry PAB accounts throughout the most recent fiscal year without exception. Monument Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Monument Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
November 16, 2021

MONUMENT GROUP, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2021

Monument Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exception under paragraph (k) of 17 C.F.R § 240.15c3-3, and

(2) The Company is filing the Exemption Report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying private placements for clients, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the insurer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Michael Miller swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Miller
Signature

President
Title

See report of Independent Registered Public Accounting Firm